UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL CONSOLIDATES ITS LEADERSHIP WITHIN HIGH VALUE CUSTOMERS
AND PRESENTS A SOLID REVENUE EVOLUTION AND COST DISCIPLINE IN THE 3Q14

Highlights

o    Total accesses reached 95.4 million in the quarter (+4.1% y-o-y), of which 79.8 million in the mobile business and 15.6 million in the fixed-line business;

o     Leadership in higher revenue mobile segments, with continuous growth in postpaid accesses (+22.8% y-o-y in 3Q14), with net additions reaching 1,014 thousand in the quarter;

o     Postpaid clients accounted for 34.1% of the mobile access base in 3Q14 (+1.1 p.p. q-o-q and +5.2 p.p. y-o-y), influenced by the large share of postpaid net additions (61% Jan to Aug/14). In the individual pure postpaid customer segment, 82% of the customers own smartphones or webphones;

o     Data ARPU grew by 16.2% y-o-y in 3Q14, contributing to a stable annual performance of Mobile ARPU, despite the MTR reduction;

o    Broadband accesses totaled 3,947 thousand in 3Q14 (+1.6% y-o-y), mainly supported by the growth in FTTH solution, which already totals 322 thousand accesses, with acceleration of net additions, to 49 thousand accesses in the quarter (37 thousand in 2Q14). FTTH footprint reached 3.4 million homes passed in 3Q14;

o    TV accesses recorded accelerated growth, with annual upturn of 26.1%. In 3Q14, net additions came to 40 thousand accesses;

o    Mobile service revenue recorded variation of +3.5% y-o-y. Excluding the effect of the MTR reduction, the variation in the quarter would be of +6.8% in 3Q14 over 3Q13;

o    Data and VAS revenue already accounts for 38% of mobile service revenue (+5.3 p.p. y-o-y), leveraged by the growth in mobile internet revenue (+33% y-o-y);

o    Fixed service revenue posted y-o-y variation of -3.2% (-5.4% y-o-y in 2Q14). Excluding the reduction of the VC and basic tariff, this figure came to +0.4% in 3Q14 over 3Q13;

o    Operating costs posted a reduction of 1.0% over 3Q13 and controlled growth of 1.7% q-o-q;

o    3Q14 EBITDA totaled R$2.5 billion, recording growth for the second consecutive quarter, up 7.0% y-o-y in 3Q14. The third-quarter EBITDA margin was 29.2%, +1.6 p.p. over 3Q13;

o     Net income came to R$1.0 billion (+34.5% y-o-y), and R$3.7 billion in 9M14 (+47.9% y-o-y);o     Interest on own capital declared in 2014 already totals R$1.2 billion.

Notes: (1) y-o-y: annual variation and (2) q-o-q: quarterly variation.

HIGHLIGHTS

Consolidated in R$ million	3Q14	2Q14	∆%	3Q13	∆%	9M14	9M13	∆%

Net Operating Revenues	8,723.9	8,616.6	1.2	8,618.2	1.2	25,952.4	25,665.2	1.1

Net Operating Services Revenues	8,415.4	8,322.6	1.1	8,317.7	1.2	25,037.3	24,677.8	1.5

Net operating mobile revenues	5,629.5	5,530.2	1.8	5,438.7	3.5	16,605.8	15,928.4	4.3
Net operating fixed revenues	2,785.9	2,792.4	(0.2)	2,879.0	(3.2)	8,431.5	8,749.4	(3.6)

Net handset revenues	308.5	294.0	4.9	300.5	2.7	915.1	987.5	(7.3)

Recurrent Net Operating Revenues	8,723.9	8,616.6	1.2	8,618.2	1.2	25,952.4	25,665.2	1.1

Operating costs	(6,176.4)	(6,071.1)	1.7	(6,236.9)	(1.0)	(18,296.6)	(17,960.8)	1.9
Recurrent Operating costs	(6,176.4)	(6,071.1)	1.7	(6,236.9)	(1.0)	(18,296.6)	(17,950.6)	1.9

EBITDA	2,547.5	2,545.5	0.1	2,381.3	7.0	7,655.8	7,704.4	(0.6)
EBITDA Margin %	29.2%	29.5%	(0.3) p.p.	27.6%	1.6 p.p.	29.5%	30.0%	(0.5) p.p.

Recurrent EBITDA	2,547.5	2,545.5	0.1	2,381.3	7.0	7,655.8	7,714.6	(0.8)
Recurrent EBITDA Margin %	29.2%	29.5%	(0.3) p.p.	27.6%	1.6 p.p.	29.5%	30.1%	(0.6) p.p.

Net income	1,022.3	1,992.6	(48.7)	760.2	34.5	3,675.7	2,484.6	47.9

Capex	1,558.6	1,615.3	(3.5)	1,867.9	(16.6)	4,175.0	3,828.3	9.1

Total accesses (thousand)	95,437	94,901	0.6	91,701	4.1	95,437	91,701	4.1
Total mobile accesses	79,823	79,357	0.6	76,614	4.2	79,823	76,614	4.2
Total fixed accesses	15,614	15,544	0.4	15,086	3.5	15,614	15,086	3.5

Telefonica Brasil S.A. (BM&FBOVESPA: VIVT3 and VIVT4, NYSE: VIV), discloses today its results for the third quarter of 2014, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down. Until the second quarter of 2013, the results of the following direct and indirect subsidiaries are consolidated in the Company's statements: Vivo S.A., Telefonica Data S.A., A. Telecom S.A., Telefonica Sistema de Televisao S.A., Ajato Telecomunicacoes Ltda., GTR Participacoes e Empreendimentos S.A., TVA Sul Parana S.A., Lemontree S.A., Comercial Cabo TV Sao Paulo S.A., Alianca Atlantica Holding B.V., Companhia AIX de Participacoes and Companhia ACT de Participacoes. As from the third quarter of 2013, after the corporate restructuring, Telefonica Data S.A. is the remaining subsidiary consolidated in the Company's statements.

         Telefônica Brasil S.A.

Mobile Business

OPERATING PERFORMANCE

Thousand	3Q14	2Q14	∆%	3Q13	∆%	9M14	9M13	∆%

Mobile total accesses	79,823	79,357	0.6	76,614	4.2	79,823	76,614	4.2
Postpaid	27,183	26,169	3.9	22,138	22.8	27,183	22,138	22.8
M2M	3,204	2,927	9.5	2,071	54.7	3,204	2,071	54.7
Prepaid	52,640	53,188	(1.0)	54,476	(3.4)	52,640	54,476	(3.4)
Market Share (*)	28.7%	28.8%	(0.1) p.p.	28.6%	0.2 p.p.	28.7%	28.6%	0.2 p.p.
Postpaid	41.4%	41.3%	0.2 p.p.	38.9%	2.5 p.p.	41.4%	38.9%	2.5 p.p.
ex. M2M	42.8%	42.8%	(0.0) p.p.	41.0%	1.7 p.p.	42.8%	41.0%	1.7 p.p.
Mobile broadband (modem only)	51.8%	52.2%	(0.4) p.p.	49.6%	2.1 p.p.	51.8%	49.6%	2.1 p.p.
Net additions	466	892	(47.8)	415	12.3	2,578	477	n.a.
Postpaid	1,014	1,257	(19.3)	1,453	(30.2)	3,490	3,336	4.6
Market Share of net additions (*)	20.7%	42.0%	(21.3) p.p.	16.4%	4.3 p.p.	38.4%	7.4%	31.0 p.p.
Postpaid	51.8%	61.0%	(9.1) p.p.	64.5%	(12.6) p.p.	60.6%	55.6%	5.0 p.p.
Market penetration	138.8%	138.2%	0.7 p.p.	135.2%	3.6 p.p.	138.8%	135.2%	3.6 p.p.
Monthly churn	3.8%	3.5%	0.2 p.p.	3.9%	(0.1) p.p.	3.6%	3.7%	(0.1) p.p.
Postpaid ex. M2M	1.8%	1.5%	0.3 p.p.	1.6%	0.1 p.p.	1.6%	1.8%	(0.2) p.p.
Prepaid	4.8%	4.5%	0.3 p.p.	4.8%	(0.0) p.p.	4.5%	4.4%	0.1 p.p.
ARPU (R$/month)	23.6	23.4	0.9	23.6	(0.2)	23.4	23.2	0.9
Voice	14.7	14.9	(1.2)	16.0	(8.1)	14.9	15.9	(6.2)
Data	8.9	8.5	4.7	7.7	16.2	8.5	7.3	16.4
Postpaid ex. M2M ARPU	49.2	49.1	0.2	54.6	(9.9)	49.6	55.0	(9.9)
Prepaid ARPU	12.1	12.1	0.8	12.8	(4.9)	12.2	12.6	(3.3)
MOU	132.4	129.0	2.7	124.8	6.1	132.2	120.4	9.9
(*) Source: Anatel. August/2014

o    Total accesses increased by 4.2% over the third quarter of 2013, totaling 79,823 thousand accesses. Worth of mention is the postpaid segment, which grew by 22.8% y-o-y with 27,183 thousand accesses, increasing the postpaid customer mix to 34.1%, a growth of 5.2 p.p. in the annual comparison.

o    Total market share came to 28.7% in August (-0.1 p.p. q-o-q). In the postpaid segment, Telefônica Brasil achieved 51.8% of net additions in July and August, recording a market share of 41.4% (+0.2 p.p. q-o-q), reflecting the quality differential presented by the Company, which is also the leader in number of terminals with LTE technology, with a market share of 38.5%.

o    Telefônica’s market share in the data card segment was 51.8% in August, 0.4 p.p. down on 2Q14, recording 2.1 p.p. of annual growth. Such growth is mainly leveraged by the differentiated 3G, HSPA+ and nationwide 4G coverage.

o In the machine-to-machine (M2M) market, the access base continued to record exceptional performance, reaching 3.2 million customers in September, up 54.7% y-o-y.

o    In the third quarter, mobile net additions recorded 466 thousand accesses, a growth of 12.3% over the same period last year. Postpaid net additions reached 1,014 thousand accesses in 3Q14, totaling 3,490 thousand in 9M14, 4.6% up y-o-y, representing a share of net additions of 61% from January to August/2014.

o    Data ARPU grew 16.2% y-o-y in 3Q14, contributing to a stable annual performance of Mobile ARPU, despite MTR reduction in the period. Excluding this regulatory impact, ARPU recorded annual growth of 3.0% in the period.

o    The prepaid customer base posted annual reduction of 3.4% due to the restrictive disconnection policy applied to inactive clients, and the more intense migration of most active prepaid customers to postpaid plans. These migrations in 2014 are already 20% larger than the registered in 9M13.

NET OPERATING REVENUES

Consolidated in R$ million	3Q14	2Q14	∆%	3Q13	∆%	9M14	9M13	∆%

Net operating mobile revenues	5,938.0	5,824.2	2.0	5,739.2	3.5	17,520.9	16,915.8	3.6

Net service mobile revenues	5,629.5	5,530.2	1.8	5,438.7	3.5	16,605.8	15,928.4	4.3
Access and Usage	2,849.6	2,849.7	(0.0)	2,863.8	(0.5)	8,533.0	8,374.2	1.9
Network usage	569.4	555.2	2.6	786.6	(27.6)	1,796.6	2,472.2	(27.3)
Data plus VAS	2,124.6	2,012.9	5.5	1,762.1	20.6	6,025.8	5,013.1	20.2
Messaging P2P	424.2	435.0	(2.5)	506.3	(16.2)	1,286.9	1,505.5	(14.5)
Internet	1,270.7	1,177.5	7.9	955.6	33.0	3,544.4	2,683.6	32.1
VAS	429.7	400.4	7.3	300.2	43.1	1,194.5	824.0	45.0
Other services	85.9	112.4	(23.6)	26.2	227.2	250.3	68.8	263.6
Net handset revenues	308.5	294.0	4.9	300.5	2.7	915.1	987.5	(7.3)

Note: In order to better reflect the consolidated performance, revenues are presented after intercompany. In addition, Mobile Net Revenue considers the allocation of long-distance revenue by call origination.

Net mobile revenue grew 3.5% in 3Q14 over 3Q13, fueled by increased data and VAS (Value Added Services) revenue. Mobile service revenue also increased by 3.5% over 3Q13. Excluding the impact of the MTR reduction, 3Q14 mobile net service revenue rose by 6.8% y-o-y.

Access and usage revenue remained virtually stable over 3Q13. This performance reflects the lower contribution from prepaid recharge revenue, due to the country's economic downturn, mostly offset by the increase in the number of postpaid lines.

Network usage revenue decreased by 27.6% in 3Q14 over 3Q13, mainly due to the 25.0% MTR reduction in February 2014. This reduction would come to 4.7% with the normalization of this effect, impacted by the lower incoming mobile traffic, due to the community effect.

Data and VAS revenue continued to record a good performance in 3Q14, with growth of 20.6% y-o-y, due to the success in data packages and 4G data cards, and the higher penetration of smartphones within our customer base. In 3Q14, data and VAS revenue increased to 37.7% of the net mobile services revenue, up by 5.3 p.p. y-o-y. Considering outgoing revenue only, data and VAS accounted for 42.0% in 3Q14.

SMS revenue decreased by 16.2% y-o-y, reflecting the maturity of the service. However, the q-o-q variation was more controlled (-2.5% q-o-q), due to the adoption of higher value added offers which integrate SMS, voice and data packages.

Mobile internet revenue maintained high level growth, 33.0% up in the y-o-y comparison, and accounting for 59.8% of data revenue in 3Q14. This performance is directly influenced by the strong growth of postpaid and data accesses, especially 3G Plus and 4G plans, and adoption to smartphones handsets, which base registered an increase of 4.4 million in 3Q14. In the individual pure postpaid customer segment, 82% of the customers own smartphones or webphones.

VAS revenues climbed by 7.3% q-o-q and 43.1% y-o-y, influenced by the “Vivo Som de Chamada”, “Vivo Sync” and “Vivo Segurança Online” services, as well as the Education Platform services, which support the high growth pace.

Other services revenue reached R$85.9 million, 3.3 times higher than in 3Q13, chiefly due to the sale of non-telecom-related financial products, mainly insurance, and the recurring recovery of taxes on disputed invoices.

Mobile handset revenue increased 4.9% over 2Q14 and 2.7% over 3Q13, with the postpaid customer base growing by 23%, reflecting the rationality of the policy of subsidies currently granted only in sales of handsets to postpaid clients with 4G data plans.

Fixed Line Business

OPERATING PERFORMANCE

Thousand	3Q14	2Q14	∆%	3Q13	∆%	9M14	9M13	∆%

Fixed voice accesses	10,939	10,926	0.1	10,627	2.9	10,939	10,627	2.9
Residential	7,289	7,289	(0.0)	7,033	3.6	7,289	7,033	3.6
Corporate	3,064	3,051	0.4	3,001	2.1	3,064	3,001	2.1
Others	586	586	(0.0)	593	(1.1)	586	593	(1.1)
Fixed broadband	3,947	3,930	0.4	3,883	1.6	3,947	3,883	1.6
Pay TV*	728	688	5.8	577	26.1	728	577	26.1
Total fixed accesses	15,614	15,544	0.4	15,086	3.5	15,614	15,086	3.5

% Broadband / fixed voice accesses	36.1%	36.0%	0.1 p.p.	36.5%	(0.5) p.p.	36.1%	36.5%	(0.5) p.p.

(*) Excludes subscribers of the over-the-top service Vivo Play.

o    Fixed voice total accesses grew 3.5% over the previous year, totaling 15,614 thousand accesses in 3Q14, influenced by a better performance in the fixed voice and TV segments.

o    Fixed voice accesses increased by 2.9% y-o-y, totaling 10,939 thousand in 3Q14, while corporate accesses were 2.1% higher than the previous year. The performance in the residential segment is due to the fixed wireless solutions sales, chiefly outside the state of São Paulo. At the end of 3Q14, the FWT customer base reached 908 thousand accesses, 10.6% up on 2Q14.

o    Fixed broadband accesses recorded 3,947 thousand customers in 3Q14, a growth of 1.6% over 3Q13, with net additions of 17 thousand accesses. In the quarter, 89% of the FTTH gross additions were above 50 Mbps.The FTTH footprint exceeded 3.4 million HPs in September 2014 (2.2 million addressable homes*) and the fiber access base already recorded 322 thousand accesses, 17.9% up on 2Q14.

o    Pay TV accesses climbed by 26.1% y-o-y, to 728 thousand subscribers in 3Q14, with 40 thousand net additions in the quarter. Worth to mention the client base in IPTV technology, which reached 78 thousand accesses.

*Excludes inoperable areas, vacant buildings and homes that do not fit the targeted public of this technology.

NET OPERATING REVENUES

Consolidated in R$ million	3Q14	2Q14	∆%	3Q13	∆%	9M14	9M13	∆%

Net operating fixed revenue	2,785.9	2,792.4	(0.2)	2,879.0	(3.2)	8,431.5	8,749.4	(3.6)

Voice and accesses	1,374.0	1,392.8	(1.3)	1,524.9	(9.9)	4,215.0	4,649.2	(9.3)
Interconnection	100.1	105.7	(5.3)	118.1	(15.3)	319.6	338.8	(5.7)
Data transmission	925.3	915.0	1.1	904.2	2.3	2,744.9	2,708.5	1.3
Pay TV	152.5	144.9	5.2	123.7	23.3	435.6	359.0	21.3
Other services	234.1	234.2	(0.0)	208.2	12.5	716.5	693.9	3.3

% Data / Net Operating Revenue	33.2%	32.8%	0.4 p.p.	31.4%	1.8 p.p.	32.6%	31.0%	1.6 p.p.

Note: In order to better reflect the consolidated performance, revenues are presented after intercompany. In addition, Fixed Net Revenue considers the allocation of long-distance revenue by call origination and the allocation of revenue from the FWT solution (“Vivo Fixo”).

Net revenue from the fixed line business fell 3.2% y-o-y, particularly due to fixed to mobile tariff (VC) reduction on February 24, 2014 and the reduction of the basic tariff in accordance with Anatel’s act, in force as of June 04, 2014. Excluding these effects, fixed services net revenue grew by 0.4% in the period.

Voice and accesses revenue decreased by 9.9% over 3Q13, justified by the fixed to mobile substitution, in addition to regulatory impacts. Excluding VC and basic tariff reductions, the variation would be of -3.0% y-o-y.

Network usage revenue decreased by 15.3% over 3Q13 and 5.3% over 2Q14, due to the lower incoming fixed traffic.

Data revenue grew 2.3% y-o-y and 1.1% q-o-q, influenced by the fiercer competition in the broadband segment. To address this issue, the Company has been focusing on the migration of clients to higher speeds, mainly in FTTH, expanding the fiber customer base, which has higher ARPU, lower churn and already totals 322 thousand accesses.

Pay TV revenue grew 23.3% in 3Q14 over 3Q13, due to the fast growth of the DTH and IPTV subscriber base, with an increased adoption of HD packages.

Other services revenue grew by 12.5% y-o-y, reflecting the sale of equipment linked to contracts with large clients. This revenue increased by 3.3% in 9M14 over 9M13.

Consolidated Operating Costs

Consolidated in R$ million	3Q14	2Q14	∆%	3Q13	∆%	9M14	9M13	∆%

Operating costs	(6,176.4)	(6,071.1)	1.7	(6,236.9)	(1.0)	(18,296.6)	(17,960.8)	1.9

Personnel	(629.9)	(609.7)	3.3	(618.7)	1.8	(1,848.9)	(1,879.6)	(1.6)
Costs of services rendered	(2,639.8)	(2,620.8)	0.7	(2,770.1)	(4.7)	(7,925.5)	(8,064.7)	(1.7)
Interconnection	(798.6)	(788.1)	1.3	(1,021.8)	(21.8)	(2,451.5)	(2,909.7)	(15.7)
Taxes and contributions	(414.7)	(431.5)	(3.9)	(411.1)	0.9	(1,282.4)	(1,300.2)	(1.4)
Third-party services	(1,004.0)	(1,008.6)	(0.5)	(961.3)	4.4	(2,995.6)	(2,725.1)	9.9
Others	(422.5)	(392.6)	7.6	(375.9)	12.4	(1,196.0)	(1,129.7)	5.9
Cost of goods sold	(516.7)	(494.4)	4.5	(508.1)	1.7	(1,522.9)	(1,590.7)	(4.3)
Selling expenses	(2,005.1)	(1,943.8)	3.2	(1,894.4)	5.8	(5,854.1)	(5,367.2)	9.1
Provision for bad debt	(230.5)	(220.4)	4.6	(167.2)	37.9	(658.8)	(569.3)	15.7
Third-party services	(1,686.3)	(1,643.0)	2.6	(1,661.0)	1.5	(4,949.6)	(4,580.3)	8.1
Others	(88.3)	(80.4)	9.8	(66.2)	33.4	(245.7)	(217.6)	12.9
General and administrative expenses	(270.6)	(281.1)	(3.7)	(292.5)	(7.5)	(811.3)	(834.2)	(2.7)
Third-party services	(194.1)	(208.2)	(6.8)	(185.9)	4.4	(575.5)	(618.8)	(7.0)
Others	(76.5)	(72.9)	4.9	(106.6)	(28.2)	(235.8)	(215.4)	9.5
Other net operating revenue (expenses)	(114.3)	(121.3)	(5.8)	(153.1)	(25.3)	(333.9)	(224.4)	48.8

Operating costs excluding depreciation and amortization expenses totaled R$6,176.4 million in 3Q14, 1.7% up on 2Q14, and 1.0% down on 3Q13. The strict cost control was mainly driven by the efforts to improve efficiency and business performance, focusing on adding value.

Personnel costs remained under control, with growth of 1.8% y-o-y and 3.3% q-o-q, significantly below inflation. In 9M14, savings came to 1.6%.

The cost of services rendered reduced 4.7% in 3Q14 over 3Q13, influenced by MTR reduction in February 2014. Excluding this effect, the increase would be of 1.5%, mainly due to higher site leasing expenses tied to the efforts to ensure quality and increase capacity and coverage, in addition to increased expenses with purchase of TV and mobile content, which grow in line with the increase in the subscriber base and revenues.

Cost of goods sold rose by 1.7% in 3Q14 over 3Q13, following the variation in revenues from the sale of handsets which maintains a restrictive subsidy policy, focused only on the sale of handsets with 4G data plans to postpaid customers.

Selling expenses increased by 5.8% y-o-y, basically influenced by the selling efforts focused on expanding the base of higher value added segments, notably postpaid customers, mobile data, fiber and TV. The annual increase in third-party services was caused by higher commissioning costs, associated with the stronger adoption of data packages and prepaid upselling for contract plans, whose ARPU is higher and churn is lower.

Provisions for bad debt closed 3Q14 at R$230.5 million, with default levels at 1.8% of total gross revenue (+0.5 p.p. y-o-y), due to current market conditions. Credit and collection criteria have been constantly monitored to keep default under control.

General and administrative expenses fell by 7.5% in 3Q14 over 3Q13, chiefly due to the strict cost control, with savings concentrated in rent and taxes.

Other net operating revenues (expenses) totaled an expense of R$114.3 million in 3Q14, 25.3% down on 3Q13, justified by the reduced provisions for contingencies in the period.

Ebitda

EBITDA (earnings before interest, taxes, depreciation and amortization) stood at R$2,547.5 million in 3Q14, 7.0% up on 3Q13, due to increased efficiency in costs, larger mobile access base, besides the improvements in the performance of the fixed-line business. The EBITDA Margin reached 29.2%, a y-o-y increase of 1.6 p.p., compared to a margin of 27.6% in 3Q13.

Depreciation and Amortization

Consolidated in R$ million	3Q14	2Q14	∆%	3Q13	∆%	9M14	9M13	∆%

EBITDA	2,547.5	2,545.5	0.1	2,381.3	7.0	7,655.8	7,704.4	(0.6)

Depreciation and Amortization	(1,310.5)	(1,188.9)	10.2	(1,368.8)	(4.3)	(3,942.9)	(4,214.1)	(6.4)
Depreciation	(854.7)	(728.4)	17.3	(924.7)	(7.6)	(2,562.4)	(2,873.0)	(10.8)
Amortization of intangibles (*)	(199.2)	(199.2)	0.0	(199.2)	0.0	(597.6)	(597.6)	0.0
Other amortizations	(256.6)	(261.3)	(1.8)	(244.9)	4.8	(782.9)	(743.5)	5.3

EBIT	1,237.0	1,356.6	(8.8)	1,012.5	22.2	3,712.9	3,490.3	6.4

(*) Amortization of intangible assets generated by the incorporation of Vivo into Telefônica as of 2Q11.

Depreciation and amortization fell 4.3% in the annual comparison, chiefly due to the gain from the periodical review of the useful life of fixed assets. These changes represented a net recurring reduction in depreciation expenses of R$132 million in 3Q14.

 Financial Result

Consolidated in R$ million	3Q14	2Q14	∆%	3Q13	∆%	9M14	9M13	∆%

Net Financial Income	(76.4)	(112.1)	(31.8)	(41.1)	85.9	(276.8)	(131.1)	111.1

Financial Revenues	540.0	354.5	52.3	600.6	(10.1)	1,432.5	1,329.6	7.7
Income from Financial Transactions	206.2	157.7	30.8	209.2	(1.4)	557.2	589.6	(5.5)
Monetary and exchange variations	300.3	169.7	77.0	342.6	(12.3)	774.4	647.6	19.6
Other financial revenues	33.5	27.1	23.6	48.8	(31.4)	100.9	112.4	(10.2)
(-) Pis and Cofins taxes	0.0	0.0	n.a.	0.0	n.a.	0.0	(20.0)	n.a.
Financial Expenses	(616.4)	(466.6)	32.1	(641.7)	(3.9)	(1,709.3)	(1,460.7)	17.0
Financial Expenses	(268.5)	(268.7)	(0.1)	(276.5)	(2.9)	(808.6)	(716.0)	12.9
Monetary and exchange variations	(347.9)	(197.9)	75.8	(365.2)	(4.7)	(900.7)	(744.7)	20.9

Net financial expenses increased by R$35.3 million in 3Q14 over 3Q13, mostly fueled by the Company’s higher net debt.

Net Income

Net income of R$1,022.2 million in 3Q14 is 34.5% times higher than in 3Q13, mainly due to the higher EBITDA in the annual comparison, the lower depreciation due to the review of the useful life of assets and tax gains from the declaration of interest on own capital in the period.

Capex

Consolidated in R$ million	3Q14	2Q14	3Q13	9M14	9M13

Network	1,377.3	1,422.9	1,233.8	3,680.6	2,832.7
Technology / Information System	138.4	143.6	112.1	341.0	298.3
Products and Services, Channels, Administrative and others	42.9	48.9	71.1	153.4	246.4
Licenses	0.0	0.0	451.0	0.0	451.0
Total	1,558.6	1,615.3	1,867.9	4,175.0	3,828.3

Capex / Net operating revenue	17.9%	18.7%	16.4%	16.1%	13.2%

Capex totaled R$1,558.6 million in 3Q14, accounting for 17.9% of net operating revenue. Total investments in 9M14 are already 9.1% higher compared to 9M13, in line with the Company’s plan, focused on the expansion of the FTTH footprint, investments in transmission infrastructure, 3G capacity and 4G coverage to maintain the Company’s quality differential.

Cash Flow

Consolidated in R$ million	3Q14	2Q14	∆ R$	3Q13	∆ R$	9M14	9M13	∆ R$

Cash generation provided by operating activities	2,645.3	2,509.5	135.8	2,652.8	(7.5)	6,425.8	7,021.3	(595.5)
Cash applied by investing activities	(1,617.7)	(1,211.9)	(405.8)	(1,819.2)	201.5	(4,331.6)	(4,822.6)	491.0
Cash flow after investing activities	1,027.6	1,297.6	(270.0)	833.6	194.0	2,094.2	2,198.7	(104.5)
Cash applied by financing activities	(137.0)	(355.4)	218.4	17.4	(154.4)	(2,260.8)	(702.0)	(1,558.8)
Cash flow after financing activities	890.6	942.2	(51.6)	851.0	39.6	(166.6)	1,496.7	(1,663.3)
Cash and Equivalents at the beginning	5,486.7	4,544.5	942.2	7,779.2	(2,292.5)	6,543.9	7,133.5	(589.6)
Cash and Equivalents at the end	6,377.3	5,486.7	890.6	8,630.2	(2,252.9)	6,377.3	8,630.2	(2,252.9)

In 3Q14, operating cash flow came to R$2,645.3 million, remaining virtually stable over 3Q13. Cash used in investment activities reduced by R$201.5 million in 3Q14, chiefly due to the payment of the “L” band spectrum upgradein 3Q13, totaling R$451 million. As a result, cash flow after investment activities reached R$1,027.6 million in 3Q14, an increase of R$194.0 million over 3Q13. Cash used in financing activities increased by R$154.4 million, due to the payment of obligations due in the period and a lower need to raise funds.

In comparison with 2Q14, operating cash generation increased by R$135.8 million, in view of the higher volume of receivables, while cash applied in investment activities increased by R$405.8 million, due to the higher volume of payments related to acquisitions of fixed assets. Therefore, cash flow after investment activities decreased by R$270.0 million. Cash used in financing activities recorded a reduction of R$218.4 million, due to the higher volume of funds raised in the period, and reduced dividend and interest on own capital payments, resulting in an reduction of R$51.6 million in cash flow after financing activities.

Indebtedness

LOANS AND FINANCING (R$ million)

September 2014

Consolidated	Currency	Annual Interest Rate	Due Date	Short-term	Long-term	Total

Local currency
BNDES	UR LTIR	LTIR + 0.0% to 9.0%	Until 2019	617.3	1,317.3	1,934.7
BNDES	R$	2.5% to 8.7%	Until 2023	64.7	227.9	292.6
BNB	R$	10.0%	Until 2016	77.5	70.2	147.8
Debentures	R$	106.0% to 106.8% of CDI	Until 2015	131.0	640.0	771.0
Debentures	R$	IPCA+0.5% to IPCA + 7%	Until 2021	102.6	80.6	183.2
Debentures	R$	100% of CDI + 0.75 spread	Until 2017	12.3	1,999.4	2,011.7
Debentures	R$	100% of CDI + 0.68 spread	Until 2018	63.6	1,299.0	1,362.6
Financial Leases	R$	-	Until 2033	19.9	204.5	224.4
Foreign currency
BEI	US$	4.18% and 4.47%	Until 2015	910.3	0.0	910.3
BNDES	UMBND	ECM + 2.38%	Until 2019	93.8	413.5	507.3
Other	US$	-	Until 2015	0.3	0.0	0.3

Total				2,093.3	6,252.5	8,345.8

L.T. OBLIGATIONS		NET FINANCIAL DEBT
(R$ million)
September 2014		Consolidated in R$ million	09/30/14	06/30/14	09/30/13
Year	Amount
2015	790.0	Short-term Debt	2,093.3	2,110.5	2,062.5
2016	587.7	Long-term Debt	6,252.5	6,225.6	7,150.8
2017	2,545.1	Total Debt	8,345.8	8,336.2	9,213.3
2018	1,836.8	Cash and cash equivalents	(6,436.2)	(5,544.0)	(9,104.0)
2019	336.3	Net derivatives position	(459.3)	(267.5)	(368.3)
After 2019	156.6	Net debt	1,450.3	2,524.7	(259.0)
Total	6,252.5	Net debt/EBITDA	0.14	0.24	(0.02)

The Company closed 3Q14 with gross debt of R$8,345.8 million, 17.0% of which denominated in foreign currency. The 9.4% reduction over 3Q13 was mainly driven by the amortizations of principal in loans hired with BNDES and BNB.

Net debt totaled R$1,450.3 million at the close of 3Q14, accounting for 0.14 over EBITDA of the last twelve months. In comparison with 3Q13, net debt increased by R$1,709.3 million, mainly explained by higher payments of dividends and interest on own capital in the last twelve months. Foreign exchange exposure of debt is 100% covered by hedge transactions.

Capital Market

Telefônica Brasil's common (ON) and preferred (PN) shares are traded on the BM&FBOVESPA under the tickers VIVT3 and VIVT4, respectively. The Company's ADRs are traded on the NYSE, under the ticker VIV.

VIVT3 and VIVT4 shares closed 3Q14 at R$42.28 and R$48.40, respectively appreciating by 7.2% and 7.6% over 2Q14, versus an appreciation of 1.8% in the Bovespa Index (Ibovespa). The Company's ADRs closed the quarter at US$19.68, 4.0% down over 2Q14, versus an increase in the Dow Jones' index of 1.3% in the period.

The daily traded volume of VIVT3 and VIVT4 in the quarter averaged R$1,309.3 thousand and R$50,108.5 thousand, respectively. The daily traded volume of ADRs averaged US$35,874.4 thousand in the same period.

The chart below shows the Company’s stock performance for the year:

Dividends

The Board of Directors’ meetings of July 18, August 18 and September 19, 2014 approved the payment of interest on own capital that totals the gross amount of R$0.707790 per common share and R$0.778569 per preferred share, for total of R$847.6 million, corresponding to a payout net of withholding income tax of R$0.601621 per common share and R$0.661784 per preferred share, for a total of R$720.4 million.

Additionally, as a subsequent event to the third quarter, the Board of Directors’ meeting of October 20, 2014 approved the payment of interest on own capital in the gross amount of R$0.255350 per common share and R$0.280885 per preferred share, for total of R$305.8 million, corresponding to a payout net of withholding income tax of R$0.217047 per common share and R$0.238752 per preferred share, for a total of R$259.9 million.

The payment will begin until the end of fiscal year 2015, on a date to be defined by the Board of Executive Officers to holders of common and preferred shares of record as described in the table below.

The dividends and interest on own capital paid in 2014, based on net income for fiscal year 2013 totaled R$1,935.5 billion, a total of R$1.616367 per common share and R$1.778003 per preferred share.

2014	Deliberation	Shareholding Position	Gross Amount (Million Reais)	Net Amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
IOC (based on 2014)	10/20/2014	10/31/2014	305.8	259.9	ON	0.255350	0.217047	Until 12/31/2015
					PN	0.280885	0.238752
IOC (based on 2014)	9/19/2014	9/30/2014	250.2	212.6	ON	0.208914	0.177577	Until 12/31/2015
					PN	0.229806	0.195335
IOC (based on 2014)	8/18/2014	8/29/2014	299.4	254.5	ON	0.250016	0.212514	Until 12/31/2015
					PN	0.275018	0.233765
IOC (based on 2014)	7/18/2014	7/31/2014	298.0	253.3	ON	0.248860	0.211531	Until 12/31/2015
					PN	0.273746	0.232684

2013	Deliberation	Shareholding Position	Gross Amount (Million Reais)	Net Amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
Dividends (based on 2013)	4/23/2014	4/23/2014	132.5	132.5	ON	0.110683	0.110683	5/27/2014
					PN	0.121751	0.121751
Dividends (based on 2013)	2/25/2014	3/10/2014	1,043.0	1,043.0	ON	0.871008	0.871008	3/27/2014
					PN	0.958109	0.958109
IOC (based on 2013)	12/18/2013	12/30/2013	760.0	646.0	ON	0.634675	0.539474	3/14/2014
					PN	0.698143	0.593421
IOC (based on 2013)	10/18/2013	10/31/2013	538.0	457.3	ON	0.449283	0.381891	11/26/2013
					PN	0.494212	0.420080
Dividends (based on 2013)	10/18/2013	10/31/2013	746.0	746.0	ON	0.622984	0.622984	11/26/2013
					PN	0.685282	0.685282
IOC (based on 2013)	9/19/2013	9/30/2013	220.0	187.0	ON	0.183722	0.156164	11/26/2013
					PN	0.202094	0.171780
IOC (based on 2013)	8/19/2013	8/30/2013	220.0	187.0	ON	0.183722	0.156164	11/26/2013
					PN	0.202094	0.171780

Capital Structure
	September 30, 2014	Common	Preferred	Total

	Controlling Company	350,127,371	480,624,588	830,751,959
		91.76%	64.60%	73.81%
	Minority shareholders	31,208,300	261,308,985	292,517,285
		8.18%	35.12%	25.99%
	Treasury shares	251,440	2,081,246	2,332,686
		0.07%	0.28%	0.21%
	Total number of shares	381,587,111	744,014,819	1,125,601,930

	Book Value per share:	R$ 39.78
	Subscribed/Paid-in Capital:	R$ 37,798,110	Thousands

Additional Notes

The Board of Directors, in meeting held on September 09 2014, has approved the following conditions of the second rearrangement of the debentures of 1st series and the conditions of the first resrearrangement of debentures of 3rd series of 4th Debentures Public Emission of the Company:

• 1st series of 4th Debentures Public Emission of the Company (VIVO14)

(i) Remuneration of 98% of CDI.

(ii) New term of payment of 60 months.

• 3rd series of 4th Debentures Public Emission of the Company (VIVO34)

(i) Remuneration of 4% per year, based on 252 business days.

(ii) New term of payment of 60 months.

Payment to holders of debentures (VIVO14 and/or VIVO34), not in accordance with the new conditions imposed by the Company, was held on October 15, 2014 without additional prize of any kind, via repurchase of these debentures.

Moreover, considering the non-approval of the above conditions by the holders of the Debentures of 1st series, the Company reported on October 30th, 2014 that, as provided in the Deed of 4th Issue, will exercise its right to perform the redemption of all the bonds on 14 November 2014, for subsequent cancellation.

On September 18, 2014, the Company disclosed a material fact, stating that it was signed on the same date, between the Company and Vivendi S.A. and its subsidiaries, the Sale and Purchase Agreement and Other Covenants, whereby all of shares of GVT Holdings S.A., the parent company of Global Village Telecom S.A. will be acquired by the Company. The signing of the Agreement and related documents were approved by the Board of Directors at the Board meeting held on the same date.

The consideration for the acquisition of GVT shares will be effected in the following manner by the Company to the Sellers:

• A portion of € 4,663.00 million being paid in cash, which can be funded with an increase of its capital through public subscription, which terms and conditions will be determined in due course by the Board of Directors of the Company.

• A portion in shares issued by the Company equal to 12% of common shares and 12% of preferred shares after the merger of GVTPar.

All of the common shares and 0.7% of the preferred shares, representing 4.5% of capital resulting from the combination of the Company and GVT shall, at the option of Vivendi S.A. of accepting offer from Telefónica S.A., be exchanged for a stake of 8.3% in the voting capital of Telecom Italia S.p.A. (equivalent to 5.7% of its social capital – 1,110 billion common shares).

Closing of this transaction is subject to obtaining applicable corporate and regulatory approvals, including CADE and ANATEL, and other conditions that are classified among the usually applicable to this type of operation.

The Company was the winner in the lot 03 among the offered lots at auction for the sale of the national frequency of 700 MHz, conducted by ANATEL on September 30, 2014. The amount offered by the frequency range was the minimum price of R$1,928 billion, plus R$903.9 million related to the value of the undertaking to pay the costs of the redistribution of TV and RTV channels and solutions to the problems of harmful interference to the radio communications systems.

Thus, the Company will increase its capacity to deliver service with fourth generation technology (4G) throughout the national territory and will operate in the frequency range 700 MHz, with 10+10 MHz bandwidth, in addition to the frequency of 2.5 GHz, with 20+20 Mhz bandwidth acquired in the auction of 2012.

The Extraordinary Shareholder´s Meeting, on November 6, 2014, approved the increase of the authorized capital of the Company at 500 million shares, common or preferred. Therefore, the spending limit passed from 1,350 million shares to 1,850 million shares, as well as the consolidation of the Company's Bylaws.

INCOME STATEMENT

Consolidated in R$ million	3Q14	2Q14	∆%	3Q13	∆%	9M14	9M13	∆%

Gross operating revenues	13,110.2	12,941.9	1.3	12,923.2	1.4	39,040.6	38,550.1	1.3

Net Operating Revenues	8,723.9	8,616.6	1.2	8,618.2	1.2	25,952.4	25,665.2	1.1

Mobile	5,938.0	5,824.2	2.0	5,739.2	3.5	17,520.9	16,915.8	3.6
Fixed	2,785.9	2,792.4	(0.2)	2,879.0	(3.2)	8,431.5	8,749.4	(3.6)

Operating costs	(6,176.4)	(6,071.1)	1.7	(6,236.9)	(1.0)	(18,296.6)	(17,960.8)	1.9

Personnel	(629.9)	(609.7)	3.3	(618.7)	1.8	(1,848.9)	(1,879.6)	(1.6)
Costs of services rendered	(2,639.8)	(2,620.8)	0.7	(2,770.1)	(4.7)	(7,925.5)	(8,064.7)	(1.7)
Interconnection	(798.6)	(788.1)	1.3	(1,021.8)	(21.8)	(2,451.5)	(2,909.7)	(15.7)
Taxes and contributions	(414.7)	(431.5)	(3.9)	(411.1)	0.9	(1,282.4)	(1,300.2)	(1.4)
Third-party services	(1,004.0)	(1,008.6)	(0.5)	(961.3)	4.4	(2,995.6)	(2,725.1)	9.9
Others	(422.5)	(392.6)	7.6	(375.9)	12.4	(1,196.0)	(1,129.7)	5.9
Cost of goods sold	(516.7)	(494.4)	4.5	(508.1)	1.7	(1,522.9)	(1,590.7)	(4.3)
Selling expenses	(2,005.1)	(1,943.8)	3.2	(1,894.4)	5.8	(5,854.1)	(5,367.2)	9.1
Provision for bad debt	(230.5)	(220.4)	4.6	(167.2)	37.9	(658.8)	(569.3)	15.7
Third-party services	(1,686.3)	(1,643.0)	2.6	(1,661.0)	1.5	(4,949.6)	(4,580.3)	8.1
Others	(88.3)	(80.4)	9.8	(66.2)	33.4	(245.7)	(217.6)	12.9
General and administrative expenses	(270.6)	(281.1)	(3.7)	(292.5)	(7.5)	(811.3)	(834.2)	(2.7)
Third-party services	(194.1)	(208.2)	(6.8)	(185.9)	4.4	(575.5)	(618.8)	(7.0)
Others	(76.5)	(72.9)	4.9	(106.6)	(28.2)	(235.8)	(215.4)	9.5
Other net operating revenue (expenses)	(114.3)	(121.3)	(5.8)	(153.1)	(25.3)	(333.9)	(224.4)	48.8

EBITDA	2,547.5	2,545.5	0.1	2,381.3	7.0	7,655.8	7,704.4	(0.6)
EBITDA Margin %	29.2%	29.5%	(0.3) p.p.	27.6%	1.6 p.p.	29.5%	30.0%	(0.5) p.p.

Depreciation and Amortization	(1,310.5)	(1,188.9)	10.2	(1,368.8)	(4.3)	(3,942.9)	(4,214.1)	(6.4)
Depreciation	(854.7)	(728.4)	17.3	(924.7)	(7.6)	(2,562.4)	(2,873.0)	(10.8)
Goodwill amortization	(199.2)	(199.2)	0.0	(199.2)	0.0	(597.6)	(597.6)	0.0
Others amortizations	(256.6)	(261.3)	(1.8)	(244.9)	4.8	(782.9)	(743.5)	5.3

EBIT	1,237.0	1,356.6	(8.8)	1,012.5	22.2	3,712.9	3,490.3	6.4

Net Financial Income	(76.4)	(112.1)	(31.8)	(41.1)	85.9	(276.8)	(131.1)	111.1
Financial Revenues	540.0	354.5	52.3	600.6	(10.1)	1,432.5	1,329.6	7.7
Income from Financial Transactions	206.2	157.7	30.8	209.2	(1.4)	557.2	589.6	(5.5)
Monetary and exchange variations	300.3	169.7	77.0	342.6	(12.3)	774.4	647.6	19.6
Other financial revenues	33.5	27.1	23.6	48.8	(31.4)	100.9	112.4	(10.2)
(-) Pis and Cofins taxes	0.0	0.0	n.a.	0.0	n.a.	0.0	(20.0)	n.a.
Financial Expenses	(616.4)	(466.6)	32.1	(641.7)	(3.9)	(1,709.3)	(1,460.7)	17.0
Financial Expenses	(268.5)	(268.7)	(0.1)	(276.5)	(2.9)	(808.6)	(716.0)	12.9
Monetary and exchange variations	(347.9)	(197.9)	75.8	(365.2)	(4.7)	(900.7)	(744.7)	20.9

Gain (loss) on investments	5.1	0.4	1,175.0	(2.7)	n.a.	6.5	(4.8)	n.a.

Taxes	(143.4)	747.7	n.a.	(208.5)	(31.2)	233.1	(869.8)	n.a.

Net income	1,022.3	1,992.6	(48.7)	760.2	34.5	3,675.7	2,484.6	47.9

BALANCE SHEET

Consolidated in R$ million	09/30/14	12/31/13	∆%

ASSETS	70,647.2	69,503.8	1.6

Current assets	16,431.8	15,899.4	3.3
Cash and cash equivalents	6,377.3	6,543.9	(2.5)
Accounts receivable from customers	7,787.2	6,978.8	11.6
Provision for doubtful accounts	(1,406.8)	(1,176.0)	19.6
Inventories	519.5	505.6	2.7
Recoverable taxes	1,899.6	2,192.0	(13.3)
Escrow deposits and frozen assets	187.4	166.9	12.3
Derivatives transactions	325.0	89.5	263.1
Dividends and interest on shareholders equity	0.0	1.2	n.a.
Prepaid expenses	459.4	257.3	78.5
Credit from associated companies	13.2	35.0	(62.3)
Other assets	270.0	305.2	(11.5)

Non-Current Assets	54,215.4	53,604.4	1.1
Accounts receivable from customers	411.6	352.7	16.7
Provision for doubtful accounts	(115.0)	(95.6)	20.3
Financial Investments	120.1	106.5	12.8
Recoverable taxes	331.9	368.4	(9.9)
Deffered taxes	436.7	210.3	107.7
Escrow deposits and frozen assets	4,474.8	4,148.3	7.9
Derivatives transactions	167.8	329.6	(49.1)
Credit from associated companies	77.4	62.7	23.4
Other assets	95.9	90.5	6.0
Investments	84.1	86.3	(2.5)
Property, plant and equipment, net	19,469.5	18,441.6	5.6
Intangible assets, net	28,660.6	29,503.1	(2.9)

LIABILITIES	70,647.2	69,503.8	1.6

Current liabilities	14,031.0	13,731.0	2.2
Payroll and related charges	519.2	431.4	20.4
Suppliers and accounts payable	6,673.9	6,914.0	(3.5)
Taxes	1,255.0	1,315.2	(4.6)
Loans and financing	1,783.8	1,236.8	44.2
Debentures	309.5	286.9	7.9
Dividends and interest on shareholders equity	1,226.5	1,187.5	3.3
Provisions	621.2	561.4	10.7
Derivatives transactions	16.7	44.5	(62.5)
Payables to associated companies	92.5	95.0	(2.6)
Deferred revenues	752.3	817.5	(8.0)
Authorization licenses	58.5	58.5	0.0
Other liabilities	721.9	782.3	(7.7)

Non-Current Liabilities	11,935.2	12,878.4	(7.3)
Payroll and related charges	16.7	18.7	(10.7)
Taxes	213.5	75.0	184.7
Deferred taxes	0.0	722.6	n.a.
Loans and financing	2,233.5	3,215.2	(30.5)
Debentures	4,019.0	4,014.7	0.1
Provisions	4,383.8	4,062.4	7.9
Derivatives operations	16.7	24.8	(32.7)
Payables to associated companies	9.9	10.2	(2.9)
Deferred revenues	478.9	253.7	88.8
Obligations with post-employment benefit plans	396.2	370.3	7.0
Other liabilities	167.0	110.8	50.7

Shareholders' equity	44,681.0	42,894.4	4.2
Capital Stock	37,798.1	37,798.1	0.0
Premium on acquisition of non-controlling interest	(70.4)	(70.4)	0.0
Capital Reserve	2,686.9	2,686.9	0.0
Profit Reserve	1,287.5	1,287.5	0.0
Additional proposed dividends	0.0	1,175.5	n.a.
Other comprehensive income	41.2	16.8	145.2
Accumulated profits	2,937.7	0.0	n.a.

Telefônica Brasil S.A.

conference call

English

Date: November 11, 2014 (Tuesday)

Time: 12:00 p.m. (Brasilia) and 09:00 a.m. (New York)

Telephone: +1 (412) 317-6776

Access Code: Telefonica Brasil

Webcast: http://webcast.neo1.net/Cover.aspx?PlatformId=vnJrsQekmMrmfsEKzgJrTw%3D%3D

A replay of the conference call can be accessed, one hour after the event, until November 21, 2014, Telephone: by dialing +1 (412) 317-0088 - Code: 10053203#.

Telefônica Brasil - Investor Relations

Paulo Cesar Teixeira Alberto Horcajo Aguirre Luis Carlos Plaster Maria Tereza Pelicano David

Av. Eng. Luis Carlos Berrini, 1376 - 28º Andar – Cidade Monções – SP – 04571-000

Telephone: +55 11 3430-3687 E-mail: ir.br@telefonica.com Information available on the website: http://www.telefonica.com.br/ir

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar, are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company's future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 12, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director